SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Amendment No. 3)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

900435108

(CUSIP Number)

DECEMBER 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☑	Rule 13d–1(c)

☐	Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS TEMASEK HOLDINGS (PRIVATE) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 107,495,188*
	7	Sole dispositive power 0
	8	Shared dispositive power 107,495,188*

9	Aggregate amount beneficially owned by each reporting person 107,495,188*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.34% as of December 31, 2018 (4.98% as of January 14, 2019)**
12	Type of reporting person (see instructions) HC

* As of December 31, 2018. See Item 4 of this Schedule for updated information as of January 14, 2019.

** Based on 2,012,314,469 Common Shares reported as outstanding by Turquoise Hill Resources Ltd. as of November 1, 2018, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 6-K furnished to the SEC on November 1, 2018.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS TEMBUSU CAPITAL PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 107,495,188*
	7	Sole dispositive power 0
	8	Shared dispositive power 107,495,188*

9	Aggregate amount beneficially owned by each reporting person 107,495,188*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.34% as of December 31, 2018 (4.98% as of January 14, 2019)**
12	Type of reporting person (see instructions) HC

* As of December 31, 2018. See Item 4 of this Schedule for updated information as of January 14, 2019.

** Based on 2,012,314,469 Common Shares reported as outstanding by Turquoise Hill Resources Ltd. as of November 1, 2018, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 6-K furnished to the SEC on November 1, 2018.

Item 1(a).	Name of issuer:

Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.)

Item 1(b).	Address of issuer's principal executive offices:

200 Granville Street, Suite 354, Vancouver, British Columbia, V6C 1S4, Canada

2(a).	Name of person filing:

(i) Temasek Holdings (Private) Limited (“Temasek Holdings”)

(ii) Tembusu Capital Pte. Ltd. (“Tembusu”)

2(b).	Address or principal business office or, if none, residence:

(i) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(ii) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

2(c).	Citizenship:

(i) Singapore

(ii) Singapore

2(d)	Title of class of securities:

Common Shares without par value

2(e).	CUSIP No.:

The CUSIP number of the Common Shares is 900435108

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 107,495,188 as of December 31, 2018 (100,254,432 as of January 14, 2019)

As of December 31, 2018, Ellington Investments Pte. Ltd. (“Ellington”) directly owned 56,534,245 Common Shares (51,099,028 Common Shares as of January 14, 2019). Ellington is wholly-owned by Bartley Investments Pte. Ltd., which is wholly–owned by Tembusu, which is wholly-owned by Temasek Holdings.

As of December 31, 2018, Dahlia Investments Pte. Ltd. (“Dahlia”) directly owned 50,960,943 Common Shares (49,155,404 Common Shares as of January 14, 2019). Dahlia is wholly owned by Thomson Capital Pte. Ltd., which is wholly-owned by Tembusu, which is wholly-owned by Temasek Holdings.

Each of Temasek Holdings and Tembusu may be deemed to beneficially own the Common Shares directly owned by Ellington and the Common Shares directly owned by Dahlia, being an aggregate of 107,495,188 Common Shares as of December 31, 2018 (100,254,432 Common Shares as of January 14, 2019).

(b)	Percent of class: 5.34% as of December 31, 2018 (4.98% as of January 14, 2019)

All percentage calculations in this schedule are based on the 2,012,314,469 Common Shares, reported as outstanding by Turquoise Hill Resources Ltd. as of November 1, 2018, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 6-K furnished to the SEC on November 1, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 107,495,188 as of December 31, 2018 (100,254,432 as of January 14, 2019)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 107,495,188 as of December 31, 2018 (100,254,432 as of January 14, 2019)

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 2 to the statement on Schedule 13G filed with the SEC by Temasek Holdings and Tembusu with respect to the issuer on June 8, 2012.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name:	Andrew Ang Lye Whatt
Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim
Name:	Cheong Kok Tim
Title:	Director

1 This amendment is being filed jointly by Temasek Holdings and Tembusu pursuant to the Joint Filing Agreement dated June 7, 2012 filed as Exhibit 2 to the statement on Schedule 13G filed by Temasek Holdings and Tembusu with respect to the issuer on June 8, 2012.